

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Su-Leng Tan Lee
Chief Executive Officer and Acting Chief Financial Officer
BioNexus Gene Lab Corp
Unit 02, Level 10, Tower B, Avenue 3, The Vertical
Business Suite II, Bangsar South
8 Jalan Kerinchi
Kuala Lumpur, Malaysia 59200

Re: BioNexus Gene Lab Corp
    Form 10-K filed April 16, 2024
    File No. 001-41750

Dear Su-Leng Tan Lee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services